EXHIBIT 99.1

NewsRelease

TransCanada Director Retires

CALGARY, Alberta – March 22, 2013 – TransCanada Corporation (TSX, NYSE: TRP) (TransCanada) announced the retirement of Dr. Paul Joskow as a director of TransCanada, effective March 22, 2013.  Dr. Joskow has been a valuable member of the Board of Directors of TransCanada since 2004 and most recently a member of both its Audit and Governance Committees.

"TransCanada has benefitted significantly from Paul’s service as a director of TransCanada and he will be missed both professionally and personally.  On behalf of the Board of Directors, I wish to thank Paul for his numerous contributions during the past nine years as a director of TransCanada,” said Barry Jackson, chair of TransCanada's Board of Directors.

“TransCanada was very fortunate to experience the wisdom of Paul’s counsel and his expertise in the areas of economics and energy,” continued Russ Girling, president and chief executive officer of TransCanada. “Paul leaves the TransCanada board with our sincere thanks and best wishes, both personally and in his corporate and philanthropic endeavours.”

With more than 60 years’ experience, TransCanada is a leader in the responsible development and reliable operation of North American energy infrastructure including natural gas and oil pipelines, power generation and gas storage facilities. TransCanada operates a network of natural gas pipelines that extends more than 68,500 kilometres (42,500 miles), tapping into virtually all major gas supply basins in North America. TransCanada is one of the continent's largest providers of gas storage and related services with more than 400 billion cubic feet of storage capacity. A growing independent power producer, TransCanada owns or has interests in over 11,800 megawatts of power generation in Canada and the United States. TransCanada is developing one of North America's largest oil delivery systems. TransCanada's common shares trade on the Toronto and New York stock exchanges under the symbol TRP. For more information visit: www.transcanada.com or check us out on Twitter @TransCanada or http://blog.transcanada.com.

TransCanada Media Enquiries:
Shawn Howard/Grady Semmens
403.920.7859 or 800.608.7859

TransCanada Investor & Analyst Enquiries:
David Moneta/Lee Evans
403.920.7911 or 800.361.6522